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EXHIBIT 12.1

STEEL DYNAMICS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	2009	2010	2011	2012	2013
Interest expense, including amortization of debt issuance costs	$141,360	$170,229	$176,977	$158,585	$127,728
Capitalized interest	20,919	6,968	1,730	1,394	4,592

Fixed charges (a)	162,279	177,197	178,707	159,979	132,320
Income (loss) before taxes and before adjustment for noncontrolling interests	(18,237)	213,459	424,319	204,066	262,830
Amortization of capitalized interest	4,259	5,885	6,124	6,778	6,832
Less capitalized interest	(20,919)	(6,968)	(1,730)	(1,394)	(4,592)

Adjusted earnings (b)	127,382	389,573	607,420	369,429	397,390

Ratio (b) / (a)	.78x	2.20x	3.40x	2.31x	3.00x

        For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes, extraordinary items and before adjustment for noncontrolling interests, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.

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  EXHIBIT 12.1
STEEL DYNAMICS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN THOUSANDS)